Filed by TekInsight.Com, Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                               Subject Company: Data Systems Network Corporation
                                                    Commission File No.: 1-11568



                              [TEKINSIGHT.COM LOGO]


               5 HANOVER SQUARE 24TH FL. NEW YORK, NEW YORK 10004
--------------------------------------------------------------------------------

 TEKINSIGHT.COM CHOOSES EDELMAN PUBLIC RELATIONS WORLDWIDE TO
                SPEARHEAD LAUNCH OF STREAMING XML(TM) TECHNOLOGY

 Marketing communications becomes key initiative as company unveils technology to help manage information overload from the Internet

NEW YORK- APRIL 11, 2000 - TekInsight.com (NASDAQ: TEKS), an Internet development company that uses new Streaming XML technology to help clients manage real-time Internet information flow, has chosen Edelman Public Relations Worldwide to support its global marketing communications initiatives.

"Public relations is going to be essential to the future success of our solution development and execution efforts," said Steven Ross, CEO of TekInsight.com. "Our new breed of solutions, based on an emerging technology called Streaming XML, will enable clients to manage and leverage the overwhelming flow of information generated from electronic commerce and from within their organization. Edelman's technology and business-to-business expertise will help TekInsight.com take the lead in this new technology area."

Edelman's experience with industry leading clients in the e-business space makes it a strong partner for TekInsight.com. The firm's Global Technology Practice plans an aggressive strategic industry outreach campaign to communicate the merits of TekInsight.com's technology. TekInsight.com joins other noteworthy Edelman technology clients including Expedia Inc., Ericsson, VeriSign and Autonomy.

"TekInsight.com has demonstrated that the business and consumer application of Streaming XML technology will make a very strong impact on the industry," said Mark Shadle, executive vice president and general manager of the Edelman Business-to-Business Marketing practice in Chicago. "By leveraging our Business Advantage Marketing process and our expertise in technology, we intend to spotlight the strength of TekInsight.com's solutions."

The TekInsight.com public relations program will involve professionals from Edelman's Chicago Technology Group and draw upon other specialists throughout the firm's global network.


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TekInsight.com Chooses Edelman/page 2

ABOUT EDELMAN PUBLIC RELATIONS

Edelman Public Relations Worldwide (http://www.edelman.com), a leader in public relations for more than 47 years, is a global firm with capabilities in all facets of public relations. With 38 offices in North America, Latin America, Europe and Asia, and a staff of more than 1,800, Edelman is the world's largest independent public relations firm and fifth overall. Edelman's Technology Group has more than 400 professionals focused on technology and business-to-business marketing.

ABOUT TEKINSIGHT.COM.

Tek Insight is a world-class Internet development company with a product set that includes XML streaming technology. TekInsight.com's customers include Microsoft, IBM and other Fortune 500 companies. Some of the company's proprietary technology include various web-based diagnostic software agents and web-based e-commerce performance analysis tools. TekInsight.com is currently using this expertise to build several Internet-based commercial products and services. For more information, visit www.tekinsight.com or call 212.271.8550.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others, certain risks associated with the closing of the transaction described above, government regulation, and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward looking statements contained herein should not be regarded as representations by TekInsight.com, Data Systems or any other person that the projected outcomes can or will be achieved.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

TekInsight.com plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and TekInsight.com and Data Systems expect to mail a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and Data Systems containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about TekInsight.com, Data Systems, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. Investors and shareholders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained (when available) from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention: Arion Kalpaxis, telephone: (212) 271-8550.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, TekInsight.com and Data Systems file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or Data Systems at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and Data Systems' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.